GALLAGHER, BRIODY & BUTLER
                                 COUNSELLORS AT LAW

                             PRINCETON FORRESTAL VILLAGE
                                155 VILLAGE BOULEVARD
                                      2ND FLOOR
THOMAS P. GALLAGHER          PRINCETON, NEW JERSEY 08540        NEW YORK OFFICE
KEVIN M. BRIODY+                      _________                 300 PARK AVENUE
JOHN K. BUTLERO                                                   17TH FLOOR
BARBARA J. COMLY*+                 (609) 452-6000             NEW YORK, NY 10022
MARTIN J. CONROY                 FAX: (609) 452-0090             212-938-0831
DEBORAH L. CARROLL?                                            FAX: 212-938-0917
JONATHAN M. GRISCHUK*
HERBERT P. MOORE, JR.*                                    *  ALSO ADMITTED IN NY
                                                          +  ALSO ADMITTED IN PA
                                                          O  ALSO ADMITTED IN DC
                                                          [] ADMITTED   IN  NY,
                                                             DC AND CT ONLY


                                 August 11, 2006

Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

                RE:  GULF COAST OIL & GAS, INC.
                     AMENDMENT 2 TO REGISTRATION STATEMENT ON FORM SB-2 FILED JULY 13, 2006
                     FILE NO. 333-133104

                     FORM 10-KSB/A-2 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILED JULY 13, 2006
                     FILE NO. 0-32747

                     FORM 10-QSB/A-1 FOR THE THREE MONTHS ENDED MARCH 31, 2006 FILED JULY 31, 2006
                     FILE NO. 0-32747

Dear Ms. Moncada-Terry:

          On behalf of Gulf Coast Oil & Gas, Inc. ("Gulf Coast" or the "Company"), on the date hereof we filed via Edgar Amendment No. 2 to the Company's Registration Statement on Form SB-2 (the "SB-2 Amendment"), Form 10KSB/A (second amendment) for the fiscal year ended December 31, 2005 (the "10KSB Amendment"), and Form 10QSB/A for the three months ended March 31, 2006.

         In order to facilitate your review of the amendments, we have responded on a point-by-point basis, on behalf of the Company, to the comments set forth in the letter dated July 25, 2006 from Tangela Richter, Branch Chief (the "Comment Letter"). The numbered comments and responses below correspond with the numbered paragraphs in the Comment Letter. We have also furnished you via separate cover two copies of each document marked to show where changes have been made.

FORM 10-KSB/A2 FILED JULY 13, 2006

COMMENT #1:

      Please add an explanatory note to the forepart of your filing summarizing the main reasons for your amendment. Add a similar explanatory note to the forepart of your amended Form 10-Q. These disclosures should clearly explain that your management is assuming full responsibility for the revisions. Please contact us prior to filing your amendments.

RESPONSE TO COMMENT #1:

         We have added an explanatory note to the forepart of the 10-KSB-A and the Form 10-QSB/A.

FINANCIAL STATEMENTS

STATEMENT OF STOCKHOLDERS' EQUITY, PAGE F-4

COMMENT #2:

      We note that you indicated your response to prior comment 7 was included in your response to prior comment 9. However, you have not sufficiently addressed the reasons for the adjustment labeled "correction of beginning outstanding shares" on page F-4, referring specifically to the 33 shares indicated as being issued at the beginning of 2004, and the reason you found it unnecessary to correct shares reported in the earlier period shown. It is customary for error corrections to be made by way of restating the actual numbers that are in error, with disclosure in the notes. Since you found the error sufficiently material to identify on the face of the financial statement, we believe that you should handle the error correction in an appropriate fashion. We also understand from your response to prior comment 9 that you inappropriately derecognized $232,120 in debt in 2004, thereby generating a gain, and had to later issue common stock in 2005 to satisfy this debt. Please correct your financial statement for both of these items.

RESPONSE TO COMMENT #2:

      The reason for the adjustment of 33 shares was to take into account additional shares issued in connection with the Company's merger with Otish Mountain Company. We have corrected each of the financial statements affected by these two items.

FORM 10-QSB/A1 FILED JULY 13, 2006

SIGNATURES, PAGE 16

COMMENT #3:

      Please amend your filing to include the signature of your authorized officer, in compliance with General Instruction F. to Form 10-QSB. Additionally, ensure that your authorized officers sign their required updated certifications, included as Exhibits 31.1 and 32.1.

RESPONSE TO COMMENT #3

       We have included the signature of the authorized officer and obtained updated certifications from the authorized officer as Exhibits 31.1 and 32.1.

         If you have any questions or require any supplemental information after reviewing our responses or the Form SB-2 Amendment, the 10KSB/A and Form 10QSB/A as filed by the Company, please do not hesitate to contact the undersigned at 609-452-6000.

                                               Very truly yours,

                                               /S/ THOMAS P. GALLAGHER
                                               -----------------------
                                               Thomas P. Gallagher